

Mail Stop 3561

December 28, 2006

Mr. Alexander Gilliland
Chief Financial Officer and Chief Executive Officer
Primeplayer Incorporated
GPO Box 478
Brisbane 4001
Australia

      Re: **Primeplayer Incorporated**
             Form 10-KSB for the Fiscal Year Ended December 31, 2005
             Filed July 19, 2006
             File No. 0-32795

Dear Mr. Gilliland:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

1.   Please be advised that you are not in compliance with your reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. Please file your Form 10-QSB for the quarter ended September 30, 2006.

Financial Statements, page 10

Report of Independent Registered Public Accounting Firm, page F-1

2.   We advise you that since you are a development stage enterprise, your statements of stockholders' equity, operations and cash flows for the period since your inception through December 31, 2005 must be audited. Please have your current auditors provide a revised audit report in an amendment to your Form 10-KSB once they have audited these financial statements.

Balance Sheets, page F-2

3.   Please explain what the line item "Prepaid expenses paid with common stock" represents and why you believe this line item is properly classified as a contra-stockholders' equity account.

Item 8A: Controls and Procedures, page 11

4.   We note that you have included a discussion of the limitations of your disclosure controls and procedures and that an internal control system, no matter how well conceived and operated, can only provide "reasonable assurance" that the objectives of the control system will be met. Please amend your filing to revise, if true, the conclusion of your principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level.   Refer to SEC aRelease No. 33-8238

*   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief